Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

On December 17, 2010, the Bank of Montreal (the “Bank” or “BMO”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Marshall & Ilsley Corporation (“M&I”) to acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction. Under the Merger Agreement, M&I will merge (the “Proposed Merger”) with or into an indirect subsidiary of the Bank (“Merger Sub”) with Merger Sub continuing as the surviving entity.

The following tables present, as at the dates and for the periods indicated, selected unaudited pro forma condensed combined consolidated financial information and explanatory notes, and include the impact of the merger on BMO and M&I’s respective historical financial positions and results of operations. The unaudited pro forma condensed combined consolidated balance sheet at January 31, 2011 assumes the merger was completed on that date. The unaudited pro forma condensed combined consolidated statements of income for the year ended October 31, 2010 and the three months ended January 31, 2011 give effect to the Proposed Merger as if it had been completed on November 1, 2009. This unaudited pro forma condensed combined consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and includes M&I’s financial information prepared on a Canadian GAAP basis. An unaudited reconciliation of Canadian GAAP to United States GAAP (“U.S. GAAP”) has been provided in Note 5 to the unaudited pro forma condensed combined consolidated financial information. Regarding the Proposed Merger, BMO is treated as the acquirer and the acquired assets and liabilities are recorded by BMO at their estimated fair values as of the date the merger was assumed to be completed.

The unaudited pro forma condensed combined consolidated financial information has been derived from and should be read in conjunction with BMO’s audited consolidated financial statements for the year ended October 31, 2010, BMO’s unaudited consolidated financial statements as at and for the three months ended January 31, 2011, M&I’s audited consolidated financial statements for the year ended December 31, 2010 and M&I’s unaudited consolidated financial statements as at and for the three months ended March 31, 2011.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not purport to indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented. It does not represent the impact of possible business model changes or potential changes to asset valuations due to changes in market conditions. The unaudited pro forma condensed combined consolidated financial information also does not consider any potential impacts of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. The unaudited pro forma condensed combined consolidated income statement does not consider any changes to the provision for credit losses resulting from recording loan assets at fair value. As a result, actual results will differ from the unaudited pro forma condensed combined consolidated financial information presented.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Balance Sheet

(unaudited)

January 31, 2011

	BMO as at January 31, 2011	M&I as at March 31, 2011	M&I converted to CAD *	Reporting Reclassifications and other adjustments		Pro forma Adjustments		Pro forma Balance Sheet
	(in $ millions CDN)	(in $ millions USD)	(in $ millions CDN)	(in $ millions CDN)		(in $ millions CDN)		(in $ millions CDN)
Assets
Cash and cash equivalents	24,239	3,848	3,739	(6)	2	(1,670)	F	26,302
Securities – Trading	74,377	223	217	(200)	1	–		74,394
Securities – Available for Sale	47,367	6,279	6,102	–		–		53,469
Securities – Other	37,024	442	429	6	2	3	A	37,462
Loans and customers liability under acceptances, net of the allowance for credit losses	176,914	33,806	32,853	–		(3,291)	C	206,476
Derivative instruments	39,354	–	–	230	1	–		39,584
Goodwill	1,598	610	593	–		1,760	B	3,951
Intangible assets	822	110	107	–		262	I	1,191
Other assets	11,549	4,296	4,175	–		1,361	H	17,085

	413,244	49,614	48,215	30		(1,575)		459,914

Liabilities

Deposits	251,600	37,403	36,348	6	1	186	D	288,140
Derivative instruments	37,393	–	–	222	1	–		37,615
Securities sold but not yet purchased	22,152	–	–	–		–		22,152
Securities lent or sold under repurchase agreements	52,143	196	190	–		–		52,333
Subordinated debt and other borrowings	3,713	4,967	4,827	(17)	1	(4)	E	8,519
Other liabilities	24,250	826	803	(181)	1	324	H,J,K	25,196
Shareholders’ equity	21,993	6,222	6,047	–		(2,081)	F,G	25,959

	413,244	49,614	48,215	30		(1,575)		459,914

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

* The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 0.9718. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the three months ended March 31, 2011 has been converted from USD to CDN using an average rate of 0.9857.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Income Statement

(unaudited)

For the year ended October 31, 2010

	BMO Year Ended October 31, 2010	M&I Year Ended December 31, 2010	M&I converted to CAD *	Reporting Reclassifications and other adjustments		Pro forma Adjustments		Pro forma Income Statement
	(in $ millions CDN)	(in $ millions USD)	(in $ millions CDN)	(in $ millions CDN)		(in $ millions CDN)		(in $ millions CDN)
Interest, Dividend and Fee Income
Loans	7,270	1,959	2,010	–		(389)	L	8,891
Securities	2,134	204	209	–		–		2,343
Other	74	5	5	–		–		79

	9,478	2,168	2,224	–		(389)		11,313

Interest Expense
Deposits	2,362	406	417	–		(140)	Q	2,639
Other liabilities	881	205	210	–		–		1,091

	3,243	611	627	–		(140)		3,730
Net Interest Income	6,235	1,557	1,597	–		(249)		7,583
Provision for Credit Losses	1,049	1,759	1,805	–		–	P	2,854

Net Interest Income after Provision for Credit Losses	5,186	(202)	(208)	–		(249)		4,729

Non Interest Revenue
Securities commissions and fees	1,048	–	–	–		–		1,048
Deposit and payment service charges	802	127	130	–		–		932
Trading revenues	504	–	–	7	3	–		511
Securities gains (losses), other than trading	150	100	103	–		–		253
Lending fees	572	–	–	–		–		572
Investment Management, custodial revenues and mutual fund revenues	905	280	287	–		–		1,192
Securitization Revenues	678	–	–	–		–		678
Underwriting and advisory fees	445	–	–	–		–		445
Other	871	368	378	(7)	3	–		1,242

	5,975	875	898	–		–		6,873

Net Interest Income and Non Interest Revenue	11,161	673	690	–		(249)		11,602

Non-Interest Expense
Employee Compensation	4,364	714	733	–		–		5,097
Premises and Equipment	1,343	167	171	–		–		1,514
Travel and Business Development	343	–	–	–		–		343
Amortization of Intangible Assets	203	20	21	–		48	M	272
Professional Fees	372	116	119	–		–		491
Other	965	556	570	–		–		1,535

	7,590	1,573	1,614	–		48		9,252

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	3,571	(900)	(924)	–		(297)		2,350
Provision for (recovery of) income taxes	687	(385)	(395)	–		(116)	N	176

	2,884	(515)	(529)	–		(181)		2,174

Non-controlling interest in subsidiaries	74	1	1	–		–		75

Net Income	2,810	(516)	(530)	–		(181)		2,099
Preferred share dividends	136	101	104	–		(104)	O	136
Net income available to common shareholders	2,674	(617)	(634)	–		(77)		1,963

Average common shares (in thousands)	559,822	524,628	524,628	66,687	626,509

Average diluted common shares (in thousands)	563,125	524,628	524,628	67,110	630,235

Earnings Per Share
Basic	4.78	(1.18)	(1.21)		3.13
Diluted	4.75	(1.18)	(1.21)		3.12
Dividends Declared Per Common Share	2.80	0.04	0.04		2.80

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

* The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 0.9718. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the three months ended March 31, 2011 has been converted from USD to CDN using an average rate of 0.9857.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Income Statement

(unaudited)

For the 3 months ended January 31, 2011

	BMO Quarter Ended January 31, 2011	M&I Quarter Ended March 31, 2011	M&I converted to CAD *	Reporting Reclassifications and other adjustments		Pro forma Adjustments		Pro forma Income Statement
	(in $ millions CDN)	(in $ millions USD)	(in $ millions CDN)	(in $ millions CDN)		(in $ millions CDN)		(in $ millions CDN)
Interest, Dividend and Fee Income
Loans	1,932	424	418	–		(92)	L	2,258
Securities	634	44	43	–		–		677
Other	21	2	2	–		–		23

	2,587	470	463	–		(92)		2,958

Interest Expense
Deposits	679	76	75	–		(35)	Q	719
Other liabilities	281	47	46	–		–		327

	960	123	121	–		(35)		1,046

Net Interest Income	1,627	347	342	–		(57)		1,912
Provision for Credit Losses	248	419	413	–		–	P	661

Net Interest Income after Provision for Credit Losses	1,379	(72)	(71)	–		(57)		1,251

Non Interest Revenue
Securities commissions and fees	302	–	–	–		–		302
Deposit and payment service charges	195	33	33	–		–		228
Trading revenues	208	–	–	(1)	3	–		207
Securities gains (losses), other than trading	32	7	7	–		–		39
Lending fees	149	–	–	–		–		149
Investment Management, custodial revenues and mutual fund revenues	246	74	73	–		–		319
Securitization Revenues	167	–	–	–		–		167
Underwriting and advisory fees	152	–	–	–		–		152
Other	268	72	71	1	3	–		340

	1,719	186	184	–		–		1,903

Net Interest Income and Non Interest Revenue	3,098	114	113	–		(57)		3,154

Non-Interest Expense
Employee Compensation	1,210	155	153	–		–		1,363
Premises and Equipment	343	43	43	–		–		386
Travel and Business Development	86	–	–	–		–		86
Amortization of Intangible Assets	50	4	4	–		11	M	65
Professional Fees	99	22	22	–		–		121
Other	258	102	101	–		–		359

	2,046	326	323	–		11		2,380

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	1,052	(212)	(210)	–		(68)		774
Provision for (recovery of) income taxes	258	(95)	(94)	–		(27)	N	137

	794	(117)	(116)	–		(41)		637

Non-controlling interest in subsidiaries	18	–	–	–		–		18

Net Income	776	(117)	(116)	–		(41)		619

Preferred share dividends	34	25	25	–		(25)	O	34
Net income available to common shareholders	742	(142)	(141)	–		(16)		585

Average common shares (in thousands)	567,301	526,020	526,020	66,687	633,988

Average diluted common shares (in thousands)	569,938	526,020	526,020	67,110	637,048

Earnings Per Share
Basic	1.31	(0.27)	(0.27)		0.92
Diluted	1.30	(0.27)	(0.27)		0.92
Dividends Declared Per Common Share	0.70	0.01	0.01		0.70

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

* The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 0.9718. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the three months ended March 31, 2011 has been converted from USD to CDN using an average rate of 0.9857.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL INFORMATION

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma condensed combined consolidated financial information related to the Proposed Merger is included for the year ended October 31, 2010, and as at and for the 3 months ended January 31, 2011. The Proposed Merger is being accounted for under the purchase method of accounting under Canadian GAAP and BMO has been identified as the acquirer. Under Canadian GAAP, the purchase price will be determined based on the average price of BMO common stock prevailing over the 5 day period around the announcement date of the Proposed Merger.

M&I’s results as at and for the quarter ended March 31, 2011 have been included in the unaudited pro forma condensed combined consolidated income statement for the 3 months ended January 31, 2011, and in the unaudited pro forma condensed combined consolidated balance sheet as at January 31, 2011. M&I’s results for the year ended December 31, 2010 have been included in the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010.

The unaudited pro forma condensed combined consolidated financial information includes preliminary estimated adjustments to record the assets and liabilities of M&I at their respective estimated fair values and represents management’s estimates based on available information. Assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited condensed combined consolidated pro forma financial information. Since the pro forma condensed combined consolidated financial information has been prepared based on preliminary estimates, the final amounts recorded at the date of the merger will differ from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after completion of a final analysis to determine the fair values of M&I’s tangible and identifiable intangible assets and liabilities and will be based on the fair value of assets and liabilities on the closing date of the transaction. Actual results will differ from these estimates.

The unaudited pro forma condensed combined consolidated financial information does not reflect any costs savings (or associated costs to achieve such savings) from operating efficiencies or synergies that could result from the Proposed Merger.

As the parties anticipate that the Proposed Merger will be accounted for using the purchase method of accounting, all acquired loans are recorded at fair value, including adjustments for credit, and no allowance for credit losses is carried over to BMO’s balance sheet.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for the purposes of the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010, and the three months ended January 31, 2011, no adjustments to the historical amount of M&I’s provision for credit losses were assumed. If the adjustments were estimated based on information currently available, there would be a substantial reduction in the provision for credit losses compared with the amounts reported by M&I in its historical results.

Certain amounts in the historical consolidated financial statements of BMO and M&I have been reclassified to conform to the combined entity’s classification.

The unaudited pro forma condensed combined consolidated financial information is presented in this document for illustrative purposes only and does not indicate the results of operations or the combined financial position that would have resulted had the Merger been completed at the beginning of the applicable period presented, nor the impact of possible business model changes as a result of changes in market conditions which would impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. Additionally, the unaudited pro forma condensed combined financial information is not indicative of the results of operations in future periods or the future financial position of the combined entity.

Note 2—Reporting Reclassifications and Other Adjustments for the Merger

1	Adjustments to reclassify M&I’s trading derivative assets (included in “Securities—Trading” on M&I’s balance sheet), trading derivative liabilities (included in “Other liabilities” on M&I’s balance sheet) and hedging derivatives (included in the same line item as the hedged item on M&I’s balance sheet) to “Derivative Instruments” to conform to BMO’s presentation.

2	Adjustments to reclassify M&I’s federal funds sold and security resale agreements (classified as “Cash and Cash Equivalents” on M&I’s balance sheet) to “Securities—Other” to conform to BMO’s presentation.

3	Adjustments to reclassify M&I’s gains and losses associated with certain trading derivatives in “Other non-interest revenue” to “Trading revenues” to conform with BMO’s presentation.

Note 3—Preliminary Purchase Price Allocation for the Proposed Merger and Pro Forma Adjustments

BMO will exchange all of the outstanding common shares of M&I for common shares of BMO at the fixed exchange ratio of 0.1257 common shares of M&I per common share of BMO. The preliminary purchase price was computed using M&I’s common shares outstanding March 31, 2011, adjusted for the fixed exchange ratio. The preliminary purchase price reflects the market price over a reasonable period before and after the date the terms of the Proposed Merger were agreed to and announced.

The allocation of the purchase price will be based on the fair value of the assets acquired and the liabilities assumed at the effective date of the transaction and other information available at that date. The allocation of the purchase price of each asset acquired and liability assumed is not yet finalized and may vary from the amounts below.

The purchase price for the Proposed Merger is estimated as follows:

M&I Preliminary Purchase Price Allocation
(Dollars in millions, except per share amounts)
M&I Common Shares exchanged (in millions)	531
Exchange Ratio	0.1257

BMO common shares to be issued (in millions)	66.69
Purchase Price per share of BMO common stock (1)	59.32

Total Value of Common Stock and cash exchanged for fractional shares	3,956
Fair Value of M&I Options outstanding converted to BMO Options	10
Estimated Acquisition Related Costs	219
Total Purchase Price	4,185

Preliminary allocation of purchase price
M&I Common stockholders’ equity	4,377
M&I Goodwill and Intangible Assets	(700)
Writeoff of deferred tax liability associated with M&I’s intangible assets	34
Pre tax adjustments to reflect required assets and liabilities at fair value
Securities	3
Pension Liability	5
Deposits	(186)
Loans	(3,291)
Intangible Assets	369
Long term borrowings	4

Pre tax total adjustments	(3,096)

Future Tax Liability	(144)
Future Tax Asset	1,361

After tax adjustments	(1,879)

Fair Value of net assets acquired	1,832

Preliminary Goodwill	2,353

(1)	The value of BMO common shares was arrived at using the average of BMO’s common stock price prevailing during the five day period around the announcement date of the Proposed Merger.

The following pro forma adjustments were made to account for the Proposed Merger in the consolidated pro forma balance sheet and income statement:

A	Adjustments to record M&I’s held to maturity investment portfolio at its estimated fair value, which is carried at amortized cost on M&I’s balance sheet.

B	Adjustment to write off the existing goodwill on M&I’s balance sheet of $593 million, and record the goodwill associated with the acquisition of M&I of $2,353 million.

C	Adjustment to record M&I’s loan portfolio at its estimated fair value which is carried at amortized cost on M&I’s balance sheet.

D	Adjustment to record M&I’s deposits at their estimated fair value which are carried at amortized cost on M&I’s balance sheet.

E	Adjustment to record the value of subordinated debt outstanding at its estimated fair value which is recorded on M&I’s balance sheet at amortized cost.

F	Adjustment to reflect the purchase by a subsidiary of BMO from the U.S. Treasury of the TARP Preferred Stock outstanding as well as the purchase of a warrant to acquire M&I common stock followed by the cancellation of such stock and warrant.

G	Adjustment to eliminate M&I’s historical common stockholders’ equity and reflect BMO’s capitalization of M&I through the issuance of common shares. In addition, an adjustment to eliminate M&I’s existing stock options outstanding and reflect the replacement of the M&I stock options with options to purchase BMO shares.

H	Adjustment to record additional future tax assets approximating $1,361 million as a result of pro forma adjustments to mark assets and liabilities at fair value. The adjustment to Other Liabilities is to record a future tax liability relating to the new intangible assets of $144 million.

I	Adjustment to write down M&I’s intangible assets of $107 million and to record an intangible asset relating to core deposits upon acquisition of $369 million.

J	Adjustment to reflect pension liability associated with M&I’s post-retirement health benefit plan.

K	Adjustment to record liability for anticipated acquisition related costs which will be capitalized as part of the purchase price equation.

L	Adjustment to reflect the decrease in interest income resulting from the write down of M&I’s loan portfolio to fair value.

M	Adjustment to reflect the increase in amortization expense associated with the core deposit intangibles identified as part of the business combination over the amortization previously recorded by M&I on their existing intangible assets.

N	Adjustments to reflect the tax impact of the adjustments to interest income from loans, interest expense on deposits and amortization of intangible assets.

O	Adjustment to dividends to reflect the purchase and cancellation of the TARP Preferred Stock.

P	While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for the purposes of the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010 and the three months ended January 31, 2011, no adjustments to the historical amount of M&I’s provision for credit losses were assumed. If the adjustments were estimated based on information currently available, there would be a substantial reduction in the provision for credit losses compared with the amounts reported by M&I’s in its historical results.

Q	Adjustment to reflect the reduction in interest expense on deposits resulting from an increase in the estimated fair value of deposits.

Note 4—Merger Related Charges for the Proposed Merger

In connection with the Proposed Merger costs to integrate BMO’s and M&I’s operations are estimated to be approximately $540 million. These costs are associated with integrating information systems, renegotiation of supplier contracts, deal fees, and termination of personnel. The integration of the two companies is estimated to continue through 2013. No amount has been accrued for integration charges in the unaudited pro forma condensed combined consolidated income statements. For financial statement reporting purposes, certain merger and acquisition related costs will be capitalized under Canadian GAAP.

Note 5—Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The pro forma condensed combined consolidated balance sheet and pro forma condensed combined consolidated income statements included are prepared in accordance with Canadian GAAP. We have included below the significant differences that would result if U.S. GAAP were applied in the preparation of the unaudited pro forma condensed combined consolidated balance sheet and unaudited pro forma condensed combined consolidated income statement.

Condensed Consolidated Balance Sheet at January 31, 2011	Pro forma Balance Sheet in CDN GAAP	US GAAP Adjustments	Pro forma Balance Sheet in U.S. GAAP
	(in millions CDN)	(in millions CDN)	(in millions CDN)
Assets
Cash and cash equivalents (a, k)	26,302	(1,818)	24,484
Securities – Trading (b, d, k)	74,394	12,067	86,461
Securities – Available for Sale (b, d, k, e, o)	53,469	6,088	59,557
Securities – Other (f)	37,462	(73)	37,389
Loans and customers liability under acceptances, net of the allowance for credit losses (a, c, g, k)	206,476	9,468	215,944

Derivative instruments (g, k)	39,584	(26,509)	13,075
Goodwill (i, p)	3,951	(187)	3,764
Intangible assets (i)	1,191	–	1,191
Other assets (b, d, e, f, i, j, k, m, o, p)	17,085	11,391	28,476

	459,914	10,427	470,341

Liabilities
Deposits (g, k)	288,140	9,469	297,609
Derivative instruments (g, k)	37,615	(25,450)	12,165
Securities sold but not yet purchased	22,152	–	22,152
Securities lent or sold under repurchase agreements	52,333	–	52,333
Subordinated debt and other borrowings (k)	8,519	797	9,316
Other liabilities (b, d, e, j, k, l, m, n, p)	25,196	25,211	50,407
Shareholders’ equity (c, d, f, h, i, j, k, l, n, o, p)	25,959	400	26,359

	459,914	10,427	470,341

Reconciliation of Income

(Canadian $ in millions, except per share amounts)		Quarter ended January 31, 2011	Year Ended October 31, 2010
Net income before non-controlling interest under Canadian GAAP		637	2,174

Adjustments to arrive at U.S. GAAP:
Net Interest Income	– Consolidation of VIEs including QPSEs (k)	(73)	–
	– Liabilities and equity (l)	12	71
	– Provision for credit losses (c)	(6)	–
Non-Interest Revenue	– Consolidation of VIEs including QPSEs (k)	33	–
	– Merchant banking (f)	7	(73)
	– Reclassification from trading securities to available-for-sale securities (q)	–	92
	– Insurance (d)	(27)	13
	– Derivatives (h)	(181)	211
	– Other-than-temporary impairment (o)	–	(6)
Non-Interest Expense	– Consolidation of VIEs including QPSEs (k)	(2)	–
	– Pension and other employee future benefits (j)	1	(9)
	– Business combination (p)	–	(8)
Income taxes and net change in income taxes (m) (including adjustments due to items listed above)		72	(65)

Net income before non-controlling interest, based on U.S. GAAP		473	2,400

Non-controlling interest in subsidiaries, as reported under Canadian GAAP		18	75
Adjustment to non-controlling interest to arrive at U.S. GAAP		12	71

Non-controlling interest in subsidiaries, based on U.S. GAAP		30	146

Net income based on U.S. GAAP		443	2,254

Earnings per share: basic	– Canadian GAAP net income	0.92	3.13
	– U.S. GAAP net income	0.64	3.38

Earnings per share: diluted	– Canadian GAAP net income	0.92	3.12
	– U.S. GAAP net income	0.64	3.36

(a) Bankers’ Acceptances

Under U.S. GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in BMO’s pro forma condensed combined consolidated balance sheet.

(b) Accounting for Securities Transactions

Under U.S. GAAP, securities transactions are recognized in BMO’s pro forma condensed combined consolidated balance sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in BMO’s pro forma condensed combined consolidated balance sheet when the transaction is settled.

(c) Accounting of Acquired Loans

Under U.S. GAAP, any increase of expected undiscounted cash flows from acquired loans over their fair value at the date of acquisition is adjusted to the yield of the loan over its term. Under Canadian GAAP, any increase in expected undiscounted cash flow from acquired loans over their fair value at the date of acquisition is recorded as a recovery.

(d) Insurance Accounting

Under U.S. GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading securities using the fair value option.

Under U.S. GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian asset liability method.

Under U.S. GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.

Under both U.S. and Canadian GAAP, premiums from long-duration contracts are recognized in income when due and premiums, net of reinsurance, for short-duration contracts are recorded in income over the related contract period.

Under U.S. GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets. Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.

(e) Non-Cash Collateral

Under U.S. GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in BMO’s pro forma condensed combined consolidated balance sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our pro forma condensed combined consolidated balance sheet.

(f) Merchant Banking Investments

Under U.S. GAAP, BMO’s merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.

(g) Offsetting of Amounts Related to Certain Contracts

Under U.S. GAAP, BMO’s right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments are netted against the derivative instruments if they are executed with the same counterparty under a master netting agreement. Under Canadian GAAP, these amounts are not presented net. Cash collateral posted is recorded as a loan and cash collateral received is recorded as a deposit liability. Also under U.S. GAAP, derivative assets and liabilities having valid rights of set-off are reported on a net basis. Under Canadian GAAP, these derivative assets and liabilities are reported on a gross basis.

(h) Derivatives

Certain of BMO’s interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under U.S. GAAP as they do not qualify for hedge accounting. Under Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.

(i) Goodwill and Other Assets

Under U.S. GAAP, BMO’s acquisition of Suburban Bancorp, Inc. in 1994 was accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of fair value increments on buildings, goodwill and intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either U.S. GAAP or Canadian GAAP. The remaining difference relates to the amortization of the fair value increments on buildings and intangible assets under Canadian GAAP.

(j) Pension and Other Employee Future Benefits

U.S. GAAP requires BMO to recognize the excess of the fair value of BMO’s pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of BMO’s plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts are recorded in BMO’s pro forma condensed combined consolidated balance sheet in other assets or other liabilities. There is no change in the calculation of the pension and other employee future benefits expense.

Effective November 1, 2000, BMO adopted a new Canadian accounting standard on pension and employee future benefits that eliminated the then existing differences between Canadian and U.S. GAAP. When BMO adopted this new standard, BMO accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to the pro forma condensed combined consolidated income statement until amounts previously deferred under U.S. GAAP have been fully amortized.

(k) Consolidation of Variable Interest Entities including QSPEs

During the quarter ended January 31, 2011, BMO adopted new U.S. GAAP on consolidation of variable interest entities and accounting for transfers of financial assets. Under U.S. GAAP, an enterprise is required to consolidate a variable interest entity (“VIE”) if it has both the power to direct the activities that most significantly affect the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that are significant from the VIE. In addition, U.S. GAAP requires an enterprise to assess if VIEs that were previously qualifying special-purpose entities (“QSPEs”) must be consolidated by the enterprise and has more stringent conditions for reporting the transfer of a portion of a financial asset for sale. Canadian GAAP requires an enterprise to consolidate a VIE if it absorbs a majority of the expected losses or residual returns, or both and qualifying special-purposes entities are exempted from the consolidation rules. As a result of the adoption of these new standards, certain of our VIEs and securitization programs have been consolidated for U.S. GAAP reporting purposes.

(l) Liabilities and Equity

Under U.S. GAAP, certain of BMO’s capital trust securities that are ultimately convertible into a variable number of BMO’s common stock at the holder’s option are classified as non-controlling interest, with payments recognized as minority interest. Under Canadian GAAP, capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.

(m) Income Taxes

In addition to the tax impact of other differences between Canadian GAAP and U.S. GAAP, under U.S. GAAP, tax rate changes do not have any impact on the measurement of BMO’s future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.

(n) Non-controlling Interests in Consolidated Financial Statements

Effective November 1, 2009, BMO adopted the new U.S. guidance on non-controlling interests in subsidiaries issued by the Financial Accounting Standards Board (“FASB”). Under this new standard, all non-controlling interests held by parties other than the parent entity are reported as equity for U.S. GAAP reporting purposes.

Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

(o) Other-than-Temporary Impairment

Under U.S. GAAP, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment charge equal to the credit loss will be recorded in income and the remaining impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.

Under Canadian GAAP, impairment losses recorded against net income relating to an available-for-sale debt security may be reversed through net income if the fair value of the security increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. This is not permitted under U.S. GAAP.

(p) Business Combinations

Under U.S. GAAP, acquisition-related costs, except costs to issue debt or equity securities, are recorded as expenses in the period in which the costs are incurred. Under Canadian GAAP, acquisition-related costs are included in the cost of the purchase.

Under U.S. GAAP, the purchase price for business combinations involving share issuances is based on the share price on the day the transaction closes. Under Canadian GAAP, the share price used is the determination of the purchase price is the share price prevailing over a reasonable period before and after the date the terms of the business combination are agreed to and announced. In the determination of the purchase price under U.S. GAAP for the purposes of the Reconciliation of Canadian GAAP and U.S. GAAP, we have used BMO’s closing stock price on the TSX on May 5, 2011 of $60.45 per share.

(q) Reclassification from Trading Securities to Available-for-Sale Securities

During the year ended October 31, 2008, BMO adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with U.S. GAAP, except that U.S. GAAP requires that the reclassification be recorded on the date the transfer is completed. BMO elected to transfer from trading to available-for-sale those securities for which BMO had a change in intent caused by market circumstances at that time to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 and the transfers took place at the fair value of the securities on August 1, 2008. BMO reclassified these securities under U.S. GAAP effective October 31, 2008 at their fair value at that date. This difference will reverse as these securities are sold.